Exhibit 12.1

UST Inc.

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

      The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this ratio, earnings include net income before income taxes and fixed charges, net of capitalized interest. Fixed charges include gross interest expense, whether expensed or capitalized.

						Nine Months
	Years Ended December 31,					Ended Sept. 30,

	1997	1998	1999	2000	2001	2001	2002

Total fixed charges	$10,344	$7,909	$18,119	$50,913	$70,541	$53,945	$51,652

Net before income taxes	$703,857	$734,465	$762,943	$718,435	$799,268	$575,515	$603,546
Add: Fixed charges	10,344	7,909	18,119	50,913	70,541	53,945	51,652
Amortization of interest capitalized in prior periods	—	28	146	244	314	237	305
Deduct: Capitalized interest	(342)	(1,119)	(979)	(697)	(912)	(712)	(543)

Earnings before taxes and fixed charges	$713,859	$741,283	$780,229	$768,895	$869,211	$628,985	$654,960

Ratio of earnings to fixed charges	69.01	93.73	43.06	15.10	12.32	11.66	12.68